Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Amendment No. 2 to Pricing Supplement No. 770 to the Prospectus dated December 5, 2006,

the Prospectus Supplement dated December 5, 2006,

and the Prospectus Supplement No. 656 dated August 23, 2007

The Goldman Sachs Group, Inc.

Medium-Term Notes, Series B

$7,235,000

Leveraged Equity Index-Linked Notes due 2009

(Linked to a Basket of Indices Comprised of

the S&P 500® Index, the MSCI® EAFE Index and the Russell 2000® Index)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (July 8, 2009, subject to adjustment as described elsewhere in this pricing supplement) is linked to the performance of a weighted basket of three equity indices, as measured from the trade date (June 25, 2008) through the determination date (July 1, 2009, subject to adjustments as described elsewhere in this pricing supplement). The indices comprising the basket (which we refer to as the basket indices) have the following weighting percentages within the basket: the S&P 500® Index (55%), the MSCI® EAFE Index (30%) and the Russell 2000® Index (15%). As more fully described below, the return on your notes is not linked to the performance of the weighted basket on a one-for-one basis and is subject to a cap on the upside appreciation, while you could lose 90% of your investment in the notes if the level of the basket decreases to 0.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the rate of increase or decrease in the level of the basket, which we refer to as the basket return.

The basket return will be determined as follows: First, we will subtract the initial basket level (which is equal to 100) from the final basket level (which will be the basket closing level on the determination date, subject to adjustments as described elsewhere in this pricing supplement). Then, we will divide the result by the initial basket level, and express the resulting fraction as a percentage. The basket closing level on the determination date will equal the sum of the following products, as calculated for each of the basket indices:

•	the closing level of the applicable basket index on the determination date, times

•	the weighting multiplier for the applicable basket index (as provided elsewhere in this pricing supplement).

The cash settlement amount you will be paid for each $1,000 face amount of your notes will then be calculated as follows:

•

if the final basket level is greater than the initial basket level, an amount in cash equal to the sum of the $1,000 face amount plus 2% of the $1,000 face amount for every 1% increase in the level of the basket, subject to a cap in the appreciation of the level of the basket of 7%;

•	if the final basket level is equal to or less than the initial basket level but is greater than or equal to 90% of the initial basket level, an amount in cash equal to the $1,000 face amount; or

•

if the final basket level is less than 90% of the initial basket level, an amount in cash equal to the result of the $1,000 face amount minus 1% of the $1,000 face amount for every 1% decrease in the level of the basket below 90% of the initial basket level.

A percentage decrease of more than 10% between the initial basket level and the final basket level will reduce the payment you will receive on the stated maturity date below the face amount of your notes on a one-for-one basis. If the final basket level is zero, you will lose 90% of your investment in the notes. The maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,140. In addition, the notes do not pay interest and no other payments on your notes will be made prior to the stated maturity date.

        Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged equity index-linked notes found in “General Terms of the Leveraged Equity Index-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 656.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through September 23, 2008. We encourage you to read “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes” on page S-25 of the accompanying prospectus supplement no. 656 and “Additional Risk Factors Specific to Your Notes” on page PS-10 of this pricing supplement so that you may better understand those risks.

Original issue date: July 2, 2008

Original issue price: 100% of the face amount

Underwriting discount: 0.475% of the face amount

Net proceeds to the issuer: 99.525% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the original issue date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated July 9, 2008

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Russell 2000® Index is a trademark of Frank Russell Company and has been licensed for use by The Goldman Sachs Group, Inc. The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 656” mean the accompanying prospectus supplement no. 656, dated August 23, 2007, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Leveraged Equity Index-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 656.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Basket Indices: the S&P 500® Index, as maintained by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”); the MSCI® EAFE Index, as maintained by MSCI Inc. (“MSCI”); and the Russell 2000® Index, as maintained by Frank Russell Company

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $7,235,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the trade date but prior to the original issue date

Terms to be specified in accordance with the accompanying prospectus supplement no. 656:

•	type of notes: notes linked to a basket of indices

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final basket level is greater than the initial basket level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the basket return;

•	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Final basket level: the basket closing level on the determination date, except in the limited circumstances described under “General Terms of the Leveraged Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-38 of the accompanying prospectus supplement no. 656 and subject to adjustment as provided under “General Terms of the Leveraged Equity Index-Linked Notes — Discontinuance or

Modification of an Index” on page S-40 of the accompanying prospectus supplement no. 656

Basket return: the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Weighting percentage: 55%, with respect to the S&P 500® Index; 30%, with respect to the MSCI® EAFE Index; and 15%, with respect to the Russell 2000® Index

Buffer level: 90

Buffer rate: 100%

Buffer amount: 10%

Participation rate: 200%

Cap level: 107

Maximum settlement amount: $1,140

Basket closing level: the sum of the products, as calculated for each basket index, of the closing level of such basket index on any trading day multiplied by the weighting multiplier for such basket index

Closing level: the definition of the closing level provided under “General Terms of the Leveraged Equity Index-Linked Notes — Special Calculation Provisions — Closing Level” on page S-42 of the accompanying prospectus supplement no. 656 will not apply to your notes; instead,

•

with respect to the S&P 500® Index or the Russell 2000® Index, the official closing level of such index, or any successor index, published by the applicable index sponsor at the regular weekday close of trading of the relevant exchanges for the stocks underlying such index on the relevant trading day; or

•	with respect to the MSCI® EAFE Index, the official closing level of such index, or any successor index, published by the applicable index sponsor on the relevant trading day

Weighting multiplier: 0.04153, with respect to the S&P 500® Index; 0.01514, with respect to the MSCI® EAFE Index; and 0.02104, with respect to the Russell 2000® Index

Trade date: June 25, 2008

Original issue date: July 2, 2008

Stated maturity date: July 8, 2009, unless that date is not a business day, in which case the stated maturity date will be the next following business day; if the determination date does not occur on the originally scheduled determination date, however, then the stated maturity date will be the date that is a number of business days following the originally scheduled stated maturity date equal to the number of business days from but excluding the originally scheduled determination date to and including the postponed determination date; the adjustment described under “General Terms of the Leveraged Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-37 of the accompanying prospectus supplement no. 656 will not apply to your notes

Determination date: July 1, 2009, subject to adjustment described under “General Terms of the Leveraged Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date — Notes Linked to a Basket of Indices” on page S-37 of the accompanying prospectus supplement no. 656

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Business day: as described under “General Terms of the Leveraged Equity Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-42 of the accompanying prospectus supplement no. 656

Trading day: for each basket index, as described under “General Terms of the Leveraged Equity Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-42 of the accompanying prospectus supplement no. 656

CUSIP no.: 38145GAA8

ISIN no.: US38145GAA85

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-45 of the accompanying prospectus supplement no. 656

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-47 of the accompanying prospectus supplement no. 656, except that the following paragraph supplements and, to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning the offered notes therein:

On December 7, 2007, the Internal Revenue Service released a notice stating the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as the offered notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent as otherwise provided by law, The Goldman Sachs Group, Inc. intends to treat the offered notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying prospectus supplement no. 656 unless and until such time as the Treasury Department and Internal Revenue Service issue guidance providing that some other treatment is more appropriate.

In addition, a bill has recently been introduced that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

United States Alien Holders. You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed in the accompanying prospectus supplement no. 656, alternative characterizations of the offered notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the offered notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the offered notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the offered notes should consult their own tax advisors in this regard.

ERISA: as described under “Employee Retirement Income Security Act” on page S-51 of the accompanying prospectus supplement no. 656

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket closing levels or hypothetical closing levels of basket indices, as applicable, on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of closing levels of the basket indices that are entirely hypothetical; no one can predict what the levels of basket indices will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date. The basket indices have been highly volatile in the past — meaning that the levels of the basket indices have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will Be Significantly Less Than the Issue Price” on page S-25 of the accompanying prospectus supplement no. 656 and “Additional Risk Factors Specific to Your Notes” on page PS-10 of this pricing supplement. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the basket indices. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	200%

Initial Basket level	100

Cap level	107

Maximum settlement amount	$1,140

Buffer level	90

Buffer rate	100%

Buffer amount	10%

Neither a market disruption event nor a non-trading day occurs with respect to any basket index on the originally scheduled determination date

No change in or affecting any of the index stocks or the method by which the index sponsors calculate the basket indices

Notes purchased on original issue date and held to the stated maturity date

        For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the basket indices during recent periods, see “The Basket Indices — Historical High, Low and Closing Levels of the Basket Indices” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the basket indices between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	114.00%
150.00%	114.00%
120.00%	114.00%
107.00%	114.00%
105.00%	110.00%
103.00%	106.00%
101.00%	102.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
75.00%	85.00%
50.00%	60.00%
25.00%	35.00%
0.00%	10.00%

If, for example, the final basket level were determined to be 25.00% of the initial basket level, the payment amount that we would deliver on your notes at maturity would be 35.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 65.00% of your investment. In addition, if the final basket level were determined to be 150.00% of the initial basket level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 114.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final basket level over 107.00% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 90% (the section left of the 90% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than 107.00% (the section right of the 107.00% marker on the horizontal axis) would result in a hypothetical payment amount of 114.00% of the face amount of your notes (the horizontal line that would cross 114.00% marker on the vertical axis if extended) and, accordingly, in a capped return on your investment.

The final basket level will be determined by reference to the performance of each of the basket indices as determined on the determination date. The examples below demonstrate how these factors may affect the payment amount that you will receive on the stated maturity date, expressed as a percentage of the face amount and based on the assumptions noted below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	200%

Initial basket level	100

Cap level	107

Maximum settlement amount	$1,140

Buffer level	90

Buffer rate	100%

Buffer amount	10%

Key Terms and Assumptions (cont’d)

Weighting multiplier for the S&P 500® Index	0.04153

Weighting multiplier for the MSCI® EAFE Index	0.01514

Weighting multiplier for the Russell 2000® Index	0.02104

Neither a market disruption event nor a non-trading day occurs with respect to any basket index on the originally scheduled determination date

No change in or affecting any of the index stocks or the method by which the index sponsors calculate the basket indices

Notes purchased on original issue date and held to the stated maturity date

Example 1. The final basket level is greater than the cap level. The cash settlement amount equals the maximum settlement amount.

Column A	Column B	Column C	Column D	Column E	Column F	Column G

Hypothetical Closing Level of the S&P 500® Index	Hypothetical Closing Level of the MSCI® EAFE Index	Hypothetical Closing Level of the Russell 2000® Index	The product of Column A times the Weighting Multiplier for the S&P 500® Index	The product of Column B times the Weighting Multiplier for the MSCI® EAFE Index	The product of Column C times the Weighting Multiplier for the Russell 2000® Index	The sum of Columns D, E and F
1,449	2,067	813	60.1915	31.2926	17.1013	108.585

Since the hypothetical final basket level in this example exceeds the cap level of 107, the cash settlement amount will equal the maximum settlement amount, or $1,140.

Example 2. The final basket level is greater than the initial basket level, but less than the cap level. The cash settlement amount exceeds the $1,000 face amount.

Column A	Column B	Column C	Column D	Column E	Column F	Column G

Hypothetical Closing Level of the S&P 500® Index	Hypothetical Closing Level of the MSCI® EAFE Index	Hypothetical Closing Level of the Russell 2000® Index	The product of Column A times the Weighting Multiplier for the S&P 500® Index	The product of Column B times the Weighting Multiplier for the MSCI® EAFE Index	The product of Column C times the Weighting Multiplier for the Russell 2000® Index	The sum of Columns D, E and F
1,374	2,017	763	57.0768	30.5356	16.0493	103.662

Since the hypothetical final basket level in this example exceeds the initial basket level of 100 but is less than the cap level of 107, the cash settlement amount will equal the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate of 200% times (iii) the basket return of 3.662%, which will equal approximately $1,073.20.

Example 3. The final basket level is less than the initial basket level, but greater than the buffer level. The cash settlement amount equals the $1,000 face amount.

Column A	Column B	Column C	Column D	Column E	Column F	Column G

Hypothetical Closing Level of the S&P 500® Index	Hypothetical Closing Level of the MSCI® EAFE Index	Hypothetical Closing Level of the Russell 2000® Index	The product of Column A times the Weighting Multiplier for the S&P 500® Index	The product of Column B times the Weighting Multiplier for the MSCI® EAFE Index	The product of Column C times the Weighting Multiplier for the Russell 2000® Index	The sum of Columns D, E and F
1,274	1,942	638	52.9238	29.4001	13.4193	95.743

Since the hypothetical final basket level in this example is less than the initial basket level of 100 but exceeds the buffer level of 90, the cash settlement amount will equal the $1,000 face amount.

Example 4. The final basket level is less than the buffer level. The cash settlement amount is less than the $1,000 face amount.

Column A	Column B	Column C	Column D	Column E	Column F	Column G

Hypothetical Closing Level of the S&P 500® Index	Hypothetical Closing Level of the MSCI® EAFE Index	Hypothetical Closing Level of the Russell 2000® Index	The product of Column A times the Weighting Multiplier for the S&P 500® Index	The product of Column B times the Weighting Multiplier for the MSCI® EAFE Index	The product of Column C times the Weighting Multiplier for the Russell 2000® Index	The sum of Columns D, E and F
1,124	1,832	588	46.6943	27.7347	12.3673	86.796

Since the hypothetical final basket level in this example is less than the buffer level of 90, the cash settlement amount will equal the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate of 100% times (iii) the sum of the basket return of -13.204% plus the buffer amount of 10%, which will equal approximately $968.00.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-27 of the accompanying prospectus supplement no. 656.

We cannot predict the actual final basket level on the determination date or the market value of your notes, nor can we predict the relationship between the levels of the basket indices and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final basket level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table, chart and examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006, and “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes” in the accompanying prospectus supplement no. 656. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the basket indices that comprise the basket to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of This Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through September 23, 2008. After September 23, 2008, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-27 of the accompanying prospectus supplement no. 656.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-27 of the accompanying prospectus supplement no. 656.

The Principal of Your Notes Is Not Protected

The principal of your notes is not protected. Our cash payment on your notes on the stated maturity date will be based on the performance of the weighted basket comprised of the S&P 500® Index, the MSCI® EAFE Index and the Russell 2000® Index, as measured by the final basket level relative to the cap level, the initial basket level and the buffer level. If the final basket level for your notes is less than the buffer level, you will lose 1% of the face amount of your notes for every 1% negative basket return below -10%. Thus, you may lose up to 90% of your investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the level of the basket over the life of your notes will be limited because of the cap level, which equals 107% of the initial basket level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the basket may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlying basket indices.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the original issue date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes, that are currently characterized as prepaid forward contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, a bill has recently been introduced that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. We describe these developments in more detail under “Summary Information — Key Terms — Supplemental Discussion of Federal Income Tax Consequences” above. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. will treat the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-47 of the accompanying prospectus supplement no. 656 unless and until there is further guidance from the Treasury Department and the Internal Revenue Service or an enacted legislation.

THE BASKET INDICES

Historical High, Low and Closing Levels of the Basket Indices

The respective closing levels of the basket indices have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing levels of the basket indices during any period shown below is not an indication that the basket indices are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket indices as an indication of their future performances. We cannot give you any assurance that the future performance of the basket indices or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the basket indices may be less likely to be indicative of the performance of the basket indices during the period from the trade date until the determination date and of the final basket level than would otherwise have been the case. In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose a substantial portion of your investment in the notes. Neither we nor any of our affiliates make any representation to you as to the performance of the basket indices. The actual performance of the basket indices over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the basket indices for each of the four calendar quarters in 2005, 2006 and 2007 and the first two calendar quarters in 2008 through June 25, 2008. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the S&P 500® Index

	High	Low	Close
2005
Quarter ended March 31	1225.31	1163.75	1180.59
Quarter ended June 30	1216.96	1137.50	1191.33
Quarter ended September 30	1245.04	1194.44	1228.81
Quarter ended December 31	1272.74	1176.84	1248.29
2006
Quarter ended March 31	1307.25	1254.78	1294.83
Quarter ended June 30	1325.76	1223.69	1270.20
Quarter ended September 30	1339.15	1234.49	1335.85
Quarter ended December 31	1427.09	1331.32	1418.30
2007
Quarter ended March 31	1459.68	1374.12	1420.86
Quarter ended June 30	1539.18	1424.55	1503.35
Quarter ended September 30	1553.08	1406.70	1526.75
Quarter ended December 31	1565.15	1407.22	1468.36
2008
Quarter ended March 31	1447.16	1273.37	1322.70
Quarter ending June 30 (through June 25, 2008)	1426.63	1314.29	1321.97

Quarterly High, Low and Closing Levels of the MSCI® EAFE Index

	High	Low	Close
2005
Quarter ended March 31	1568.18	1462.16	1503.85
Quarter ended June 30	1518.07	1439.66	1473.72
Quarter ended September 30	1618.84	1450.18	1618.84
Quarter ended December 31	1696.07	1533.92	1680.13
2006
Quarter ended March 31	1841.74	1684.06	1827.65
Quarter ended June 30	1980.26	1681.70	1822.88
Quarter ended September 30	1914.88	1708.45	1885.26
Quarter ended December 31	2074.48	1890.59	2074.48
2007
Quarter ended March 31	2182.60	2030.00	2147.51
Quarter ended June 30	2285.36	2152.13	2262.24
Quarter ended September 30	2335.70	2039.86	2300.38
Quarter ended December 31	2388.74	2179.99	2253.36
2008
Quarter ended March 31	2253.36	1913.53	2038.62
Quarter ending June 30 (through June 25, 2008)	2206.72	1972.39	1981.98

Quarterly High, Low and Closing Levels of the Russell 2000® Index

	High	Low	Close
2005
Quarter ended March 31	644.95	604.53	615.07
Quarter ended June 30	644.19	575.02	639.66
Quarter ended September 30	688.51	643.04	667.80
Quarter ended December 31	690.57	621.57	673.22
2006
Quarter ended March 31	765.14	684.05	765.14
Quarter ended June 30	781.83	672.72	724.67
Quarter ended September 30	734.48	671.94	725.59
Quarter ended December 31	797.73	718.35	787.66
2007
Quarter ended March 31	829.44	760.06	800.71
Quarter ended June 30	855.09	803.22	833.70
Quarter ended September 30	855.77	751.54	805.45
Quarter ended December 31	845.72	735.07	766.03
2008
Quarter ended March 31	753.55	643.97	687.97
Quarter ending June 30 (through June 25, 2008)	763.27	686.07	716.30

Additional Information in the Accompanying Prospectus Supplement No. 656

For the description relating to the basket indices, the index sponsors and license agreements between the applicable index sponsor and the issuer, see “The Indices — S&P 500® Index” on page A-31, “The Indices — MSCI® EAFE Index” on page A-10 and “The Indices — Russell 2000® Index” on page A-28 of the accompanying prospectus supplement no. 656.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.375% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, for the offered notes, will be approximately $21,500. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on July 2, 2008, which is the fifth scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998 as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-10
The Basket Indices	PS-12
Supplemental Plan of Distribution	PS-14

Prospectus Supplement No. 656 dated August 23, 2007

Summary Information	S-3
Hypothetical Returns on Leveraged Equity Index-Linked Notes	S-10
Additional Risk Factors Specific to Leveraged Equity Index-Linked Notes	S-25
General Terms of Leveraged Index-Linked Notes	S-33
Use of Proceeds and Hedging	S-45
Supplemental Discussion of Federal Income Tax Consequences	S-47
Employee Retirement Income Security Act	S-51
Supplemental Plan of Distribution	S-52
The Indices	A-1
Dow Jones Euro STOXX 50® Index	A-1
Dow Jones Industrial AverageSM	A-5
FTSETM 100 Index	A-7
Hang Seng Index®	A-8
MSCI® EAFE Index	A-10
MSCI Taiwan IndexSM	A-14
NASDAQ-100 Index®	A-16
Nikkei 225 Index	A-20
PHLX Housing SectorSM Index	A-23
PHLX Oil Service SectorSM Index	A-26
Russell 2000® Index	A-28
S&P 500® Index	A-31
TOPIX® Index	A-34

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$7,235,000

The Goldman Sachs Group, Inc.

Leveraged Equity Index-Linked Notes due 2009

(Linked to a Basket of Indices Comprised of the

S&P® 500 Index, the MSCI® EAFE Index and the

Russell 2000® Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.